Oragenics, Inc.

4902 Eisenhower Boulevard, Suite

Tampa, Florida 33634

April 29, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Oragenics, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-183685

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on Thursday, May 2, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby authorize Mark A. Catchur of Shumaker, Loop & Kendrick, LLP, our outside legal counsel, to orally modify or withdraw this request of acceleration. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Catchur at (813) 227-2264. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Michael Sullivan
Name:	Michael Sullivan
Title:	Chief Financial Officer

cc: Mark A. Catchur, Shumaker, Loop & Kendrick, LLP